SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 26, 2022, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, April 26, 2022 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), communicates that it has purchased, by public auction from the Government of the Autonomous City of Buenos Aires (hereinafter "GCABA"), a property located in the corner of Av. Coronel Díaz and Beruti, in front of the Alto Palermo shopping center, owned by the Company, in one of the main commercial corridors of the city, in the Palermo neighborhood.

The property, built on an area of approximately 2,386.63 sqm, consists of a ground floor, six upper levels and a basement, and has a total covered area of 8,136.85 sqm, with future expansion potential. The purchase price was ARS 2,158,647,620, which was fully paid.

As of today, the signing of the transfer deed of ownership is pending. Simultaneously with the deed, the Company is required to sign a bailment agreement with the GCABA, with the latter holding the property free of charge for a period of 30 months, in accordance with the conditions agreed upon in the auction.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

April 26, 2022	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets